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                                  NEWS RELEASE


For immediate release
---------------------

Trading Symbol:  TCCPR/TCDPR          Contact:  Glenn Votek
Exchange:        New York                       Executive Vice President
                                                & Treasurer
                                                (973) 397-3066


               AT&T Capital provides update on TOPrS tender offer


Morristown, New Jersey, August 18, 1998 -- AT&T Capital Corporation (AT&T Capital) issued the following statement today in response to an action filed against the Company in connection with its offer to purchase US $200,000,000 9.06% Trust Originated Preferred Securities ("TOPrS") issued by an affiliated
Trust:

          The Company is fully confident that, notwithstanding this action, the planned offering will meet with the required approval of the majority of securityholders. It regards the action as frivolous and without merit. The Company firmly believes that its offer of $29.69 per security represents a fair and equitable offer. This offer represents a $2.94 per security or 11% premium over the May 20, 1998 closing price (the last trading date prior to the Company's public announcement of its intention to redeem the securities) on the New York Stock Exchange. The Company intends to actively pursue the completion of the Offer in accordance with the original terms.

The action, challenging the fairness and the validity of the offer, was filed by a holder of 400 shares of the total 8,000,000 shares outstanding, individually and on behalf of a putative class, on Thursday, August 13, 1998, in the Chancery Court of Morris County, in Morristown, New Jersey against AT&T Capital Corporation, certain of its officers, and the trustees for the affected securityholders. The motion is scheduled to be heard at 9:00 a.m. on Thursday, August 20, 1998.


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